FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2021	2

RESULTS January - June 2021

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended June 30, 2021 submitted to the CNMV, in Note 2, page 11 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. Disclaimer

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

Growth trend restored; 30% net debt reduction

Q2 21 highlights

Revenues y-o-y org	OIBDA y-o-y org	All-time record net income	Material net debt reduction	Gaining scale
+4.8 p.p. vs. Q1	+3.0 p.p. vs Q1	€1.37 EPS	Organic & Inorganic	Including VMED O2 JV accesses
+3.4% y-o-y	**+3.3% y-o-y**	**€7,743m net income**	**€26.2bn**[1]	**367m accesses +4% y-o-y**
Positive momentum across all business lines	Accelerating growth	Reflects strategic transactions	H1 FCF ex spectrum +31% y-o-y	Digital care in customer service Growth focused investments

- ✓ Inflection point in transition to sustainable, profitable growth with **organic revenue and OIBDA up y-o-y (4th consecutive Q of improvement)**
- ✓ **Net income, EPS and balance sheet** reflect capital gains on strategic transactions in Q2
- ✓ **Net debt down 30%**[1] y-o-y on strong progress against strategy
- ✓ **More efficient capital structure;** net financial debt+leases in Latam currencies 30%[1] of total, +9 p.p. vs Mar-21
- ✓ Actively **enabling economic and social recovery** through digitalisation

Progress on strategy

- ✓ **Key operations closed in June;** UK Joint Venture between O2 and Virgin Media and sale of Telxius towers to ATC
- ✓ **Hispam:** sustained effort to reduce exposure and increase efficiency. InfraCo Chile completed in July and announced neutral fibre Co. in Colombia with KKR
- ✓ **T-Tech** continued strong growth (+26.6% y-o-y in Q2); reinforced positioning in Cloud**, Cancom UK and Altostratus acquisitions**
- ✓ **T. Infra: FiBrasil** completed and launched operations on 2nd July
- ✓ **Streamlined operations**: Increasing digitalised processes y-o-y (79%); Open RAN testing will start soon in Spain
- ✓ **Progress against ESG objectives;** new industry-wide Eco Rating scheme for mobile phones; nominated Europe's Climate Leader by Financial Times

1. Post estimated distribution of proceeds to Telxius minorities

1 | Telefónica

H1 21 Q2 21 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenues 20,305 (6.5%) 0.9% 9,964 (3.6%) 3.4% OIBDA 16,886 138.7% 1.7% 13,469 n.s. 3.3% OIBDA Underlying 6,763 (6.5%) 3,270 (4.7%) OIBDA-CapEx (ex-spectrum) 14,160 225.2% (4.0%) 12,080 n.s. (8.5%) (OIBDA-CapEx)/Revenues (organic) 19.9% (1.0 p.p.) 19.0% (2.5 p.p.) Net Income 8,629 n.s. 7,743 n.s. EPS (€) 1.51 n.s. 1.37 n.s. FCF (incl. leases principal payments) 910 (25.5%) 877 (11.3%) FCF (ex-spectrum paid) 1,613 30.9% 886 (10.6%) Net Financial Debt (€bn) (Post estimated distribution of proceeds to Telxius minorities) ex-leases 26.2 (29.5%) Financial performance Lower FX headwinds in Q2; limited impact at FCF level Net financial debt down €11.0bn y-o-y to €26.2bn Reported figures affected by capital gains and changes in consolidation perimeter; VMED O2 JV and Telxius FX impact Changes in the perimeter impact € (m) Q2 H1 Revenues (205) (959) OIBDA (78) (366) € (m) Q2 Revenues (531) OIBDA (177) 2

Upgrading Revenues & OIBDA guidance

2021 guidance perimeter updated; Telxius Towers and UK JV deconsolidated as of 1 June and Costa Rica as of 1 August

Financial Targets	Initial 2021 guidance	Upgraded 2021 guidance	H1 21
Revenues (y-o-y organic)	"Stabilisation"	"Stable to slight growth"	0.9%
OIBDA (y-o-y organic)	"Stabilisation"	"Stable to slight growth"	1.7%
CapEx/Sales (ex spectrum)	Back to normalised level up to 15%	Back to normalised level up to 15%	13.4%

Shareholder remuneration; 1.5% treasury stock cancelled in May

2021 Dividend	€0.30/Share
Interim Dec-21	€0.15/sh. (Voluntary Scrip)
Final Jun-22	€0.15/sh. (Voluntary Scrip)

2021 calendar payments

Jun/21 €0.20/sh. (Voluntary Scrip)

Dec/21 €0.15/sh. (Voluntary Scrip)

June payment; 71.5% of shareholders opted for new shares

0.7% treasury stock to be cancelled

3 Telefónica

Building trust capital with our customers, employees, suppliers and shareholders • Collective agreement with unions to adopt flexible working in Spain • 33% of women in management positions by the end of 2024 • Pioneer report on Telefónica’s contribution to UN SDGs: A sustainable world, a connected world LEADING BY EXAMPLE Economic and social development based on digitalisation • Founded Spain's first industrial consortium for AI to digitalise SMEs and create employment • Launched Vida V, a health marketplace to promote the democratisation of Telemedicine in Brazil • New initiatives to promote digital training and employability (e.g Conecta Empleo, Miríadax_Empresas and a new 42 Campus) HELPING SOCIETY TO THRIVE Through digitalisation, we continue to contribute to a more sustainable, circular and decarbonised world • Launched a new industry wide Eco Rating scheme for mobile phones • Published Virgin Media O2 Green Bond Framework • Nominated Europe’s Climate Leader by Financial Times BUILDING A GREENER FUTURE Our activities are aligned with the UN’s Sustainable Development Goals Significant progress to achieve ESG objectives 4

Q2 21 Results Mr. Ángel Vilá COO

Spain | Back to revenue growth in a more rational market

Net adds

Accesses (m)


FBB
7
(19)
(11)
April
May
June
Postpaid
(4)
(26)
(43)
April
May
June
Convergent Churn
1.6%
1.5%
1.4%
Q4 20
Q1 21
Q2 21

- **Net adds improvement throughout Q2, record NPS**
  - Signs of a more rational market
  - Positive net gain in FBB (June)
  - NPS (33) +2 p.p. vs Q1
- **Sequential improvement in Revenue and OIBDA y-o-y**
  - Service revenue: +1.2 p.p. q-o-q; strong IT, delayed roaming
  - Handset sales (+62% y-o-y) on new Fusion portfolio
- **Recovery continues, anticipating better Q3 margin**
  - Higher trading and roaming, football ARPU to improve
- **High operating leverage, scaled and top-quality networks**
  - 26.1m FTTH p.p.; >80% 5G coverage, wholesale LT agreements
- **700 MHz spectrum acquired (July) at favourable terms**
- **New "Movistar Experience Store"**

Net 2025 ZERO EMISSIONS

Eco Rating

Key financials

y-o-y organic


Q2 20
Q2 21
0.6%
(5.2%)
(8.9%)
(4.4%)
Revenues
OIBDA

Profitability and cash generation

H1, Organic margin


38.6%
27.2%
€1,632M
OIBDA Margin
OIBDA-Capex Margin
OIBDA-CapEx

5 Telefónica

Germany | Accelerating commercial performance

Operational KPIs


Q1 21
Q2 21
Net additions (k)
374
220
Mobile contract
ARPU y-o-y
0.6%
(1.3%)
O_2 contract ARPU
O_2 churn at historic lows
Q2: 0.8%

Key milestones

- **Improved commercial activity;** lockdown restrictions gradually eased
- **5G network** active in **>80 cities**
- **Strong results** in Opensignal and Speedcheck mobile network tests, 'very good' in Connect fixed network test
- **T.DE and 1&1 signed NRA,** securing valuable long term revenue
- **Corporate responsibility report 'Enabling sustainable digitalisation' published** in May; focused on climate targets and social responsibility

Net 2025 ZERO EMISSIONS

Eco Rating

Key financials


y-o-y organic
Margin
Q1 21
Q2 21
H1 21
0.2%
5.7%
Revenues
5.7%
10.3%
30.1%
32.5%
OIBDA
8.9%
17.7%
OIBDA-CapEx

Good financial performance

- **Revenue trends improving;** strong commercial momentum reinforced by the gradual opening of the economy
- **OIBDA growth driven by efficiencies**, partially offset by network marketing campaigns
- **CapEx** +6.9% y-o-y in H1; **back-end loaded phasing**
- **OIBDA-CapEx/Revenues** +1.0 p.p. vs H1 20

6
Telefónica

UK | JV completed, continued commercial traction

Operational KPIs

Accesses, m (y-o-y)


+7%
54.6
Total
+10%
41.0
Total mobile
+2%
15.7
Mobile Contract
+3%
5.5
FBB
Contract churn
0.9% in Q2
Premises Passed
15.5 m

Operational highlights

- Regulatory approval received without remedies
- **JV closed 1st June, integration moving at pace**
- **£540m run rate synergies by mid-2026 confirmed (NPV £6.2bn)**
- **Continued commercial focus and traction,** total base 54.6m +7% y-o-y; mobile contract net adds +65k, FBB net adds +36k
- **NGN expansion;** 5G in 200 towns & cities and fixed gigabit network extended to 7.2m premises passed
- **ESG focus from day 1;** launch of green bond and 'Together' campaign to support local charities

Key financials

y-o-y proforma organic[1]


Margin
Q1 21
Q2 21
H1 21
(4.7%)
(0.1%)
4.7%
5.8%
2.5%
35.1%
35.5%
17.7%
Revenues
OIBDA
OIBDA-CapEx

Financial highlights

- **Q2 revenue stable y-o-y,** with growth in fixed on solid consumer and growing B2B, and improving mobile trends
- **OIBDA +5.8% y-o-y** in Q2 on the back of continued cost control, a focus on direct trading and phasing of marketing spend
- **Margin** +2.0 p.p. y-o-y in Q2
- **Capex +8.0% y-o-y in H1** > NGN investments in Lightning and 5G
- **Cash profitability;** OIBDA-CapEx margin +0.8 p.p. y-o-y in H1

(1) Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria

7 Telefónica

UK | Network upgrade to full fibre

- **Window of opportunity for the UK's largest UBB network**; low UK fibre penetration, supportive regulatory framework and increased UBB demand
  - **Upgrading 14.3m cable premises to full fibre** to complement existing 1.2m FTTP
    - Upgrade to start in 2021, **expected to be completed in 2028**
    - Commitment to **deliver gigabit speeds via DOCSIS 3.1 upgrades by YE 2021**
    - **CPP upgrade cost ~£100 per premise** vs previously planned ~£60 for DOCSIS 4.0
  - **Sizable opportunities**
    - Large **untapped wholesale market** in the UK
    - Extended fibre footprint **to increase our relevance in B2B**
- FTTP **delivers long term OpEx efficiencies** relating to energy usage and network maintenance

8 | Telefónica

Brazil | Unique value proposition; revenue & OIBDA growth

Operational KPIs

Accesses (y-o-y)



5%
8%
41%
14%
Total
Contract
FTTH
IPTV

Key milestones

- **Unrivalled quality of service paying off**
- Reinforced **mobile leadership** (33.4% MS; +0.4 p.p. y-o-y)
  - Consistent and strong net adds in contract & prepaid
  - Contract churn under control (1.3%, -0.2 p.p.)
- **Increasing demand for high-quality connectivity**
  - 4.0m homes connected with FTTH (2.9m in Jun-20)
  - Increasing ARPU; overlay xDSL & FTTC with FTTH
- **FiBrasil** fully operational since Jul-21

Net 2025 ZERO EMISSIONS

Key financials

y-o-y organic



Q1 21
Q2 21
H1 21
0.2%
3.2%
(0.4%)
3.0%
44.6%
25.1%
Revenue
OIBDA
OIBDA Mg
OIBDA-CapEx/ Revenues

Good financial performance

- **Accelerating revenue growth**
  - MSR +3.1%, growing both in contract & prepaid
  - Fixed revenues close to stabile (-1.1%)
- **OIBDA back to growth;** 44.6% margin in H1 21
- **Growth & transformation CapEx 83% of total (> fibre; < legacy)**
- **Vivo's ESG initiatives** continue to expand
  - 11th position in Governance, Responsibility and Diversity Merco´s ranking during the pandemic

9 | Telefónica

Infra | Fibre vehicles well on track, growth ahead

UGG

- **50% Allianz / 50% TEF (40% T. Infra / 10% T.DE)**
  - c.50,000 km fibre
  - Target: >2m PPs in 6yrs
- **Rollout & Commercialisation initiated**
  - 1st retail client connected in Jun-21 in record time
- **Financing in place for 3yrs**

FiBrasil

- **50% CDPQ / 50% TEF (25% T. Infra / 25% T.BR)**
  - Vivo 1st wholesale customer; 10y contract
  - 1.6m brownfield PPs from T.BR; +500k additional PPs by 21E
  - Target: c.5.5m PPs in 4yrs
- **Closing Jul-21 after approvals**
  - Starts operations already in 34 cities
  - EV/OIBDA PF 16.5x

InfraCo

- **60% KKR/ 40% T.CHL[1]**
  - 2m brownfield PPs from T. CHL
  - 400k additional PPs built since announcement
  - Target: 3.5m PPs by 22E
- **Closing Jul-21 after approvals**
  - ND reduction TEF €0.4bn
  - EV/OIBDA 18.4x

InfraCo

- **60% KKR/ 40% T.COL[1]**
  - c.1.2m brownfield PPs from T. COL
  - Target: c.4.3m PPs in 3y
  - EV/OIBDA PF c.20x
  - ND reduction TEF c.€0.2bn
  - Closing after approvals Q1 22E

Further optionality

- **Fibre**
  - 51.4m owned FTTH PPs
  - 27% up-take[2]; +0.8 p.p. y-o-y
  - Optionality in Europe & Hispam
- **Towers**
- **Telxius Subsea Cable**
- **Data Centres**

1. T. Infra doesn't own a stake at this stage
2. Includes retail and wholesale accesses connected to the FTTH network

10 | Telefónica

Tech | Growth acceleration, increased scale

Telefónica Tech

T. Tech revenue

€M; y-o-y



25.1%
166
26.6%
203
Q1 21
Q2 21

Delivering on strategic goals

- **Sequential revenue acceleration**
- **Reinforced capabilities and revenue mix** (value added services)
  - ACENS and Altostratus (cloud professional services) added in Q2
  - Cancom UK acquired in July-21
- **Footprint expansion**
- **Unique assets & premium partnerships**
  - Cloud Hub in Spain, Intelligent SOCs, global IoT, in-house AI/Big data
  - >300 partners & agreements with global hyperscalers
- **Large cross-selling lever,** >5.5M B2B customers at T. Group

T. Cloud & Cyber Tech

- **High value services** as "Managed, Professional and Platform services" (>50%) growing and increasing recurrent revenues
- **Strengthened SMB** integrated offer in Spain. Reinforced Hybrid Digital Workplace solutions
- **1st Commercial Telco Edge services** in Europe (Nov-20)
- TM ONE agreement to offer global cybersecurity in Malaysia
- **Enhanced scale**: Cancom UK; E2E advanced cloud and security services, highly skilled team (600) and differential growth in Managed and Professional Services (20% and 26% revenue CAGR18-21)

GLOBALDATA	***"LEADER in IoT assessment"***
ANALYSYS MASON	***"Top 4 Player IoT, PIONEER"***

T. IoT & Big Data Tech

- **Significant recovery in commercial activity**: Connected Cars, Big Data, Industry 4.0, Utilities and Smart Buildings..
- **IoT connectivity rev. acceleration** (+8.1% y-o-y in Q2).
- **Key role in B2B digitisation** fostered post COVID-19
- **Unique "AI of Things"**

GLOBALDATA	***"VERY STRONG" player in WAN Services***
MICROSOFT	***"Best Spanish Partner of the Year" award in the " Digitalisation in SMEs"***

11 | Telefónica

Q2 21 Results Ms. Laura Abasolo CFCDO & Head of T. Hispam

● Asset-light model ▪ InfraCo in CHL launched, announced InfraCo in COL (Jul-21) ▪ 11.0m FTTH PPs (+1.8m in LTM) ▪ 40% FTTH deployment in LTM through ATC & ATP partnerships ● Accelerating value growth: ▪ Contract net adds +1.1m in H1 21 (-895k in H1 20; +652k in H2 20) ▪ FTTH net adds +469k in H1 21 (+205K in H1 20; +383k in H2 20) ● Enhanced customer service & loyalty: low churn across services ▪ Contract churn: -0.2 p.p. y-o-y to 2.1% H1 21 ▪ FTTH churn: -0.3 p.p. y-o-y to 1.7% H1 21 ● Improved capital structure: ▪ Aligning local leverage with T. Group levels ● Improving y-o-y trends in revenues: ▪ Top-line growth in every country ▪ OIBDA back to growth ● Reduced capital employed: ▪ CapEx/sales H1 21: 10%; -1 p.p. y-o-y y-o-y organic (0.2%) (1.4%) 9.5% 0.3% Revenue OIBDA 2.7% OIBDA-CapEx Hispam | Accelerating growth while modulating exposure Key financials Operational KPIs Key milestones Good financial performance 12 Accesses (y-o-y) 4% 8% 28% 71% Contract FTTH IPTVTotal Q1 21 Q2 21 H1 21 ● Launch of social services & initiatives in most countries ▪ 2m Peruvians connected in rural areas ▪ Renewable electricity long-term contract in Chile FTTH includes Peru's cable

Significant debt reduction on inorganic deals completion

Net Financial Debt


€m
-€9.4bn
ND/OIBDAaL
2.79x
ND/OIBDAaL
2.57x
35,228
(910)
(211)
620
466
(12,071)
29
23,152
26.2bn
25.8bn
Dec-20
FCF
Hybrids
Shareholder remun. (incl. hybrid coupons)
Pre-retirement commitments
Net financial investments
FX & Others
Jun-21
€31.0bn incl. IFRS-16 Leases
Post estimated distribution of proceeds to TLXS minorities
Post estimated distribution of proceeds to TLXS minorities & post closing1

Sources of long-term financing (2021 YTD)


(€bn)
1st Sustainability Hybrid in the Telecom sector
CLP 148.000m Bank financing and CLP 90.000m bond issuance at T. Móviles Chile
1.0
2.0
0.2
0.2
0.3
1.7
5.3
Sustainability Financing (Hybrid)
Green Bonds JV VMed O2UK
Sustainability Linked Loans ColTel
Bank Financing
Financing at Subsidiaries
Telefonica and Allianz JV financing
Total

Key Metrics


13.69² yrs
Avg. debt life
2.69%
Interest payment cost
Cost ex lease interests
€26.9²bn
Liquidity position
Current liquidity exceeds maturities beyond 2024

1. Includes net proceeds from the second tranche of T. Deutschland towers sale, the disposal of Costa Rica, the sale of stakes in InfraCo Chile, Fibrasil and InfraCo Colombia and reduced by payment for the acquisition of Oi assets and impact from LME repurchase
2. Post estimated distribution of proceeds to Telxius minorities

13 Telefónica

Conclusion Mr. José María Álvarez-Pallete Chairman & CEO

Material progress against strategic priorities • Completed two significant steps in long-term strategy: VMED O2 UK JV and sale of Telxius towers portfolio • Reinforced path to sustainable, profitable growth • Continued progress in building a connected and greener future by facilitating digitisation through high-quality, secure and low-carbon connectivity Top-line organic growth trend restored as COVID-19 impact recedes • Return to growth in organic revenues; with accelerated momentum across all business lines • +31% y-o-y H1 FCF excluding spectrum payments to €1,613m • All-time record net income reflects capital gains on strategic transactions in Q2 Growth focused investments • CapEx normalising at 13% of sales in H1, within 2021 guidance • ~50% CapEx ex spectrum allocated to NGN Significant net debt reduction, post estimated distribution of proceeds to TLXS minorities (-30% y-o-y) • Net financial debt down by €11.0bn y-o-y to €26.2bn • Balance sheet further strengthened by capital gains, increasing equity and quality of Telefónica EV Upgraded 2021 financial guidance • From “stabilisation” to “stable to slight growth” in both revenues and OIBDA. Up to 15% CapEx/Sales reiterated Wrap up 14

Telefónica’s management will host a webcast on 29th July at 10:00 AM (CET), 9:00 AM (BST), and 4:00 AM (EST) Participants from Telefónica: José María Álvarez-Pallete (Chairman & CEO), Ángel Vilá (COO), Laura Abasolo (CFCDO & Head of T. Hispam), Eduardo Navarro (Chief Strategy and Corporate Affairs Officer), and Adrián Zunzunegui (Global Director of Investor Relations). From Virgin Media-O2 JV: Lutz Schüler (CEO) • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. Webcast Q&A Session Results presentation and Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.